Filed Pursuant to Rule 424(b)(3)

Registration No. 333-221814

RODIN INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED FEBRUARY 18, 2021

TO THE PROSPECTUS DATED APRIL 27, 2020

This Supplement No. 6 supplements, and should be read in conjunction with, our prospectus dated April 27, 2020, as supplemented by Supplement No. 1, dated May 15, 2020, Supplement No. 2, dated August 18, 2020, Supplement No. 3 dated November 16, 2020, Supplement No. 4 dated December 18, 2020 and Supplement No. 5 dated January 11, 2021. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 6 is to disclose:

•	the status of our initial public offering;

•	the declaration of distributions;

•	our net asset value as of December 31, 2020 for our Class A Shares, Class T Shares and Class I Shares; and

•	the new offering prices of our Class A Shares, Class T Shares and Class I Shares.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on May 2, 2018, of which up to $1.0 billion in Class A Shares, Class T Shares and Class I Shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan. We refer to our primary offering and our distribution reinvestment plan collectively as our offering. On June 28, 2018, we satisfied the minimum offering requirement of the offering as a result of the purchase of $2.0 million in Class I Shares by our sponsor and we commenced operations.

As of February 16, 2021, we had issued 798,200 shares of our common stock (consisting of 412,291 Class A Shares, 210,400 Class T Shares and 175,509 Class I Shares) in our offering for gross proceeds of approximately $19.0 million. As of February 10, 2021, $1.231 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 2, 2021, unless extended by our board of directors as permitted under applicable law and regulations.

Declaration of Distributions

On February 12, 2021, our board of directors authorized and we declared, distributions for the period from February 15, 2021 to May 14, 2021, in an amount equal to $0.004602739 per day (or approximately $1.68 on an annual basis) per Class A Share, Class I Share and Class T Share, less, for holders of Class T Shares, the distribution fees that are payable with respect to Class T Shares. Distributions will be payable by the 5th business day following each month end to stockholders of record at the close of business each day during the prior month. We expect to declare distributions for the period from May 15, 2021 to August 14, 2021 on May 14, 2021.

Net Asset Value

On February 12, 2021, our board of directors approved an estimated net asset value as of December 31, 2020 of $23.09 per share for Class A Share and Class I Shares and $23.07 for Class T Shares. The calculation of our estimated NAV was performed by Robert A. Stanger & Co., Inc., or Stanger, our independent valuation firm, in accordance with the procedures described in the “Net Asset Value Calculation and Valuation Procedures” section of our prospectus. Although Stanger performs the calculation of our estimated NAV, our board of directors is solely responsible for the determination of our estimated NAV.

In performing the calculation of our estimated NAV per share, Stanger observed that the we had originated and held two loans and a preferred equity interest as of December 31, 2020, and that our NAV was comprised of cash and equivalents plus our interests in the Delshah Loan, the East 12th Street Loan and the Delshah Preferred Equity Interest (each as defined below), amounts due from related party, less accrued expenses, distributions payable, the liquidation value of our preferred stock and due to related party (excluding amounts owed to our advisor for reimbursement of organization and offering costs, as further described below), less the current accrued liability due, as identified on our balance sheet. Stanger also considered any other amounts due to our advisor or affiliates for repayment of certain sponsor support of a portion of selling commissions and dealer manager fees and amounts due to the special unit holder in certain circumstances, including our liquidation, for which no amounts were due as of December 31, 2020. There can be no assurance that a stockholder would realize $23.09 per Class A Share and Class I Share or $23.07 per share of Class T Share if we were to liquidate or engage in another type of liquidity event. In particular, our December 31, 2020 NAV does not consider fees or expenses that may be incurred in connection with a liquidity event, including reimbursement of amounts to our advisor for organization and offering costs, and any operating expenses that have not been invoiced by our advisor in accordance with the terms of the advisory agreement and the full extent of the impact and effects of COVID-19 on our future financial performance, as a whole, and, specifically, on our investments, and underlying borrowers and obligors, and their real estate property holdings are uncertain at this time. Due to COVID-19, as of December 31, 2020, there was a limited market, relative to pre-COVID-19 levels, for loan investments like those held by us. Therefore, there can be no assurance that the estimated market value of the investments included in the NAV would materially equal the gross amount realized if such loan or preferred equity investments were sold by us on December 31, 2020.  We believe that the methodology of determining our NAV conforms to the Institute for Portfolio Alternatives Practice Guideline for Valuations of Publicly Registered Non-Listed REITs (April 2013) and is prepared in accordance with the procedure described in the “Net Asset Value Calculation and Valuation Procedures” section of our prospectus. In addition, our board of directors periodically reviews our NAV policies and procedures.

The purchase price per share for each class of our common stock will generally equal the prior quarter’s NAV per share, as determined quarterly, plus applicable selling commissions and dealer manager fees. The NAV for each class of shares is based on the value of our assets and the deduction of any liabilities, and any distribution fees applicable to such class of shares.

Delshah Investments

As previously disclosed in our Prospectus Supplement No. 5 dated January 11, 2021, an affiliate of Delshah paid down the original principal balance of the Delshah Loan by $1.8 million, resulting in a principal loan balance of $16.2 million. Concurrently with the pay down, $8.1 million (50% of the remaining Delshah Loan) converted from a mezzanine loan to a preferred equity interest (“Delshah Preferred Equity Interest”). The Delshah Preferred Equity Interest is junior to both the senior loan on the underlying collateral and the Delshah Loan.  The preferred return is 10.0% until September 21, 2023 and is redeemable at any time with no penalty.  We have also received a promoted interest equal to 20% of the proceeds, on a pari passu basis, after we receive a 10% preferred return and the DS Property Acquisitions LLC, an affiliate of Delshah receives a 15% return on their capital basis. No value was attributable to this promoted interest in our current NAV.

The remaining $8.1 million principal balance of the Delshah Loan remained outstanding as a mezzanine loan with the same terms as those in effect prior to the conversion. As of December 31, 2020, our sponsor held a 99% interest in the Delshah Loan through a participation agreement between us and our sponsor, and we retained a 1% interest in the Delshah Loan.  As of December 31, 2020,we held 100% of the Delshah Preferred Equity Interest.

In accordance with our valuation procedures, the $8.1 million fixed rate mezzanine loan (the “Delshah Loan”), the $8.99 million floating rate mezzanine loan (the “East 12th Street Loan”) and the Delshah Preferred Equity Interest, (each individually an “Investment” and collectively the “Delshah Investments”) were included in the determination of NAV at their estimated fair market value as of December 31, 2020, as determined by Stanger, as adjusted to reflect our retained interests in each of the Delshah Investments, respectively. The estimated fair market value of the each of the Delshah Investments was based upon taking, for each the anticipated payments over the remaining loan and investment term and discounting such payments to a present value at a discount rate range equal to the current estimated market interest rate or yield on similar investments. To provide their opinion of value of the Delshah Investments, Stanger first reviewed the terms of each of the Delshah Investments as contained in the loan and investment agreements. Stanger then reviewed mezzanine loan and preferred equity market terms at or around December 31, 2020 to ascertain current market interest rates for investments similar to the Delshah Investments. This review was conducted by (i) interviews of participants in the mezzanine / preferred equity market, (ii) reviewing recent mezzanine loan and preferred equity transactions, as available, and (iii) reviewing published surveys available at or around December 31, 2020. Based on Stanger’s reviews above and taking into consideration each of the Delshah Investments’ unique factors, including, but not limited to, loan-to-value (based primarily on the most-recent appraised value of the underlying real estate collateral properties, subsequent capital investment into the real estate collateral properties and current asking and contract prices for the for sale condominium units for the East 12th Street Loan collateral property), debt service and preferred equity yield coverage and reserve levels and funding requirements of the underlying collateral properties, as well as property specific attributes such as property type and location, financial information pertaining to the borrower and/or guarantor, prepayment terms, and investment and loan origination dates, maturity dates and extension terms, a market interest rates was determined for each Delshah Investment to utilize in the determination of the fair market value of the Delshah Investments.

The following table provides a breakdown of the major components of our NAV:

Components of NAV	December 31, 2020
Cash and cash equivalents	$4,804,926
Commercial mortgage loans, held for investment(1)	8,451,218
Investment in real estate-related assets (2)	8,100,000
Due from related party	1,841,463
Accrued interest receivable	184,937
Accounts payable and accrued expenses	(80,546)
Distributions payable	(110,004)
Due to related party(3)	(4,481,100)
Distribution fee payable the following month(4)	(4,014)
Accrued interest payable	(68,788)
Non-controlling interests in subsidiaries	(125,000)
Net Asset Value	$18,513,092
Number of outstanding shares	801,833
Note:	(1) Reflects our interest in the Delshah Loan and East 12th Street Loan.

       (2) Reflects our interest in the Delshah Preferred Equity Interest.

       (3) Excluding $108,496 due to our advisor for reimbursement of organization and offering costs ($115,277 less the current liability due of $6,781) pursuant to the procedures described in the “Net Asset Value Calculations and Valuation Procedures” section of our prospectus. Includes a $4.351 million payment due to our sponsor CFI for the repurchase of participating interests previously held by our sponsor.

           (4) Distribution fee only relates to Class T shares

NAV Per Share	Class A Shares	Class T Shares	Class I Shares	Total
Total Gross Assets at Fair Value	$12,147,428	$6,124,849	$5,110,267	$23,382,544
Due to related party	(2,327,969)	(1,173,784)	(979,347)	(4,481,100)
Other liabilities	(134,728)	(71,945)	(56,679)	(263,352)
Non-controlling interests in subsidiaries	(64,939)	(32,743)	(27,318)	(125,000)
Quarterly NAV	$9,619,792	$4,846,377	$4,046,923	$18,513,092
Number of outstanding shares	416,559	210,033	175,241	801,833
NAV per share	$23.09	$23.07	$23.09

The following table reconciles stockholders’ equity per our consolidated balance sheet to our NAV:

Reconciliation of Stockholders' Equity to NAV	December 31, 2020
Stockholders' equity under U.S. GAAP	$18,516,579
Adjustments:
Fair value adjustment of commercial mortgage loans, held for investment	(154,462)
Organization and offering costs	108,496
Accrued distribution fee	167,479
Non-controlling interests in subsidiaries	(125,000)
NAV	$18,513,092

The following details the adjustments to reconcile U.S. GAAP stockholder’s equity to our NAV:

Fair value adjustment of commercial mortgage loans and investment in real estate related assets (collectively, “Investments”)

 Our Investments are held for investment and are presented at historical cost in our U.S. GAAP consolidated financial statements. As such, any changes in the fair market value of our Investments, held for investment, are not included in our U.S. GAAP results. For purposes of determining our NAV, our Investments are presented at fair value.

Organization and offering costs

Our advisor has agreed to pay, on our behalf, all organization and offering expenses (other than selling commissions, dealer manager fees and distribution fees) through the first anniversary of the date on which we satisfied the minimum offering requirement in our initial public offering, which was June 28, 2019 ( the “Escrow Break Anniversary”). Following the Escrow Break Anniversary, we began reimbursing our advisor for payment of the organization and offering costs ratably over a 36-month period; provided, however, that we will not be obligated to pay any amounts that as a result of such payment would cause the aggregate payments for organization and offering costs (less selling commissions, dealer manager fees and distribution fees) paid to our advisor to exceed 1% of gross proceeds of the offering (“1% cap”), as of such payment date. After the Escrow Break Anniversary, our advisor, in its sole discretion, may pay some or all of the additional organization and offering costs incurred, but it is not required to do so. To the extent our advisor pays such additional organization and offering costs, we will be obligated to reimburse our advisor subject to the 1% Cap. Any amounts not reimbursed in any period shall be included in determining any reimbursement liability for a subsequent period. As of December 31, 2020, our advisor has continued to pay all organization and offering costs on our behalf. Under U.S. GAAP, our reimbursement liability pertaining to the organization and offering costs is included with due to related party in our consolidated balance sheet. For NAV, such costs will be recognized as a reduction in NAV as they are reimbursed.

Accrued distribution fee

Accrued distribution fee represents the accrual for the full cost of the distribution fee for Class T Shares. Under U.S. GAAP we accrued the full cost of the distribution fee as an offering cost at the time we sell Class T Shares. For purposes of NAV, we recognize the distribution fee as a reduction of NAV on a quarterly basis as such fee payment is due.

Non-controlling interests in subsidiaries

Non-controlling interests in subsidiaries represents the equity ownership in a consolidated subsidiary which is not attributable to the Company. The interests are presented at fair value for purposes of determining our NAV.

Sensitivity Analysis

Assuming all other factors remain unchanged, the table below presents the estimated increase or decrease to our December 31, 2020 NAV for the changes in the effective contractual interest rates for the Delshah Loan, Delshah Preferred Equity Interest and East 12th Street Loan , respectively:

Sensitivity Analysis	Range of NAV (Class A & I)			Range of NAV (Class T)
	Low	Concluded	High	Low	Concluded	High
Estimated Per Share NAV	$22.91	$23.09	$23.27	$22.89	$23.07	$23.25
Estimated Market Interest Rate -Delshah Loan	8.66%	8.25%	7.84%	8.66%	8.25%	7.84%
Estimated Market Interest Rate – Delshah Preferred Equity Interest	10.66%	10.15%	9.64%	10.66%	10.15%	9.64%
Estimated Market Interest Rate - East 12th Street Loan	14.75%	14.05%	13.35%	14.75%	14.05%	13.35

Offering Prices

On February 12, 2021, our board of directors approved new offering prices for our Class A Shares, Class T Shares and Class I Shares. The offering prices in connection with our primary offering are equal to the estimated NAV for such class of common stock plus applicable upfront selling commissions and dealer manager fees, less applicable support from our sponsor of a portion of selling commissions and dealer manager fees. The offering prices in connection with our DRP are equal to the estimated NAV for such class of common stock. We will not accept any subscription agreements during the five business day period following this publication and the new offering prices will be effective thereafter. We will commence accepting subscription agreements again on February 23, 2021.

The offering prices in our primary offering are set forth below:

	Offering Price
Class A Shares	$24.31	*
Class T Shares	$23.54	*
Class I Shares	$23.09

*	These amounts have been rounded to the nearest whole cent and the actual per share offering price for the Class A Shares is $24.3053 and for the Class T Shares is $23.5408 , respectively.